Exhibit (a)(5)(B)

FSIC has listed on the NYSE and announces commencement of tender offer

Notifications begin today to stockholders for modified “Dutch Auction” tender offer

FSIC announces commencement of tender offer to purchase up to $250 million of its common stock

FS Investment Corporation (FSIC) will begin notifications to stockholders today that is has commenced a modified “Dutch Auction” tender offer.

VIEW	FSICLIST.COM This tool includes samples of the tender offer documents
READ	FSIC’S LATEST ANNOUNCEMENT ON THE LISTING This press release provides additional information on FSIC’s tender offer
CALL	INFORMATION AGENT FOR THE OFFERING: Georgeson 888-566-3252 fsinvestment@georgeson.com Client Relations Team For answers to client specific questions, call 877-628-8575, prompt 3

If your clients have no desire to tender their shares, they may disregard the tender materials.

For more information

You can email ASKFSIC@franklinsquare.com or visit www.FSICLIST.com

2929 Arch Street, Suite 675 | Philadelphia, PA 19104

www.franklinsquare.com

FOR BROKER DEALER USE ONLY. NOT FOR PUBLIC DISTRIBUTION.

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of FSIC. The full details of the tender offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, dated April 16, 2014, the related Letter of Transmittal and the other documents related to the tender offer (referred to herein as the Tender Materials), which FSIC has filed with the Securities and Exchange Commission (SEC) and is distributing to stockholders. Stockholders are urged to carefully read the Tender Materials because they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the Tender Materials at the SEC website at http://www.sec.gov or by calling Georgeson Inc., the information agent for the tender offer, at (888) 566-3252 (Toll Free). Questions and requests for assistance by retail stockholders may be directed to Georgeson Inc. at (888) 566-3252 (Toll Free). Questions and requests for assistance by institutional stockholders may be directed to Wells Fargo Securities, LLC, the Dealer Manager for the tender offer, at: (212) 214-6400 or (877) 450-7515 (Toll Free). In addition, stockholders may obtain free copies of FSIC’s filings with the SEC from FSIC’s website at: www.fsinvestmentcorp.com or by contacting FSIC at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104 or by phone (877) 628-8575.

This communication may contain certain forward-looking statements, including statements with regard to future events or the future performance or operation of FSIC. Words such as “believes,” “expects,” “projects” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption in FSIC’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in FSIC’s operating area, the ability to complete the tender offer, and the price at which shares of common stock may trade on the NYSE, which may be higher or lower than the purchase price in the tender offer. Some of these factors are enumerated in the filings FSIC makes with the SEC. FSIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Franklin Square Capital Partners is not affiliated with Franklin Resources/Franklin Templeton Investments or the Franklin Funds.

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